Horizon Acquisition Corporation II

600 Steamboat Road, Suite

Greenwich, CT 06830

October 13, 2020

VIA EDGAR

Anuja A. Majmudar

Attorney Advisor

Office of Energy and Transporation

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Horizon Acquisition Corporation II Registration Statement on Form S-1 Filed on September 29, 2020 Amendment No. 1 to Registration Statement on Form S-1 Filed on September 30, 2020 File No. 333-249131

Dear Ms. Majmudar:

This letter sets forth the response of Horizon Acquisition Corporation II (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated October 8, 2020 with respect to the above-referenced Amended Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth our response to the numbered comment immediately below it.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently filing an amendment to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s response correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Description of Securities, page 126

1.	Staff’s Comment: We note that your warrant agreement filed as Exhibit 4.4 includes an exclusive forum provision. We also note that the provision states that it will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please disclose this exclusive forum provision in your prospectus, and disclose whether this provision applies to actions arising under the Securities Act. If so, please also include related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly.

Response: The Company advises the Staff that the exclusive forum provision has been disclosed in the registration statement on pages 60 and 138 of the prospectus.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Wayne E. Williams of Kirkland & Ellis LLP at (312) 862-7135.

Sincerely,

/s/ Todd Boehly
Todd Boehly

Via E-mail:

cc:	Wayne E. Williams

Kirkland & Ellis LLP